February 13, 2013

Larry Spirgel, Assistant Director

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Kathleen Krebs and Ajay Koduri

Division of Corporation Finance

Re:	CUI Global, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 26, 2012, as amended on April 4, 2012
File No. 001-35407

Dear Mr. Spirgel:

In response to your January 28, 2013 Comment Letter regarding our supplemental response dated January 18, 2013, we hereby respond to your January 28, 2013 Comment Letter in regards to the Form 10-K for the fiscal year ended December 31, 2011 in paragraphs correspondingly numbered as follows:

Form 10-K for the fiscal year ended December 31, 2011, as amended on April 4, 2012

1.	We note your response to comment five from our letter dated December 21, 2012. In your proposed revised disclosures you state that management followed the steps in ASC 350-20-35-3C and concluded that none of the events occurred during 2011, therefore no further analysis was necessary. Please note that the list of events and circumstances in ASC 350-20-35-3C merely provides examples, and is not an exhaustive checklist of events or circumstances that might trigger an impairment of your goodwill. Please revise your policy and disclosure, as appropriate, to include the consideration of all known events or circumstances that might trigger an impairment of your goodwill.

2.	Further, goodwill is tested for impairment at the reporting unit level, which requires allocation to your reporting units. Please refer to ASC 350-20-35-1 and revise your policy and disclosure, as appropriate.

Responses:

As detailed in ASC 350 Intangibles-Goodwill and Other subsection 20, the company tests for goodwill and intangible impairment in the second quarter of each year and whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

As detailed in ASC 350-20-35-3A, in performing its testing for goodwill impairment, management has completed a qualitative analysis to determine whether it was more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. To complete this review, management followed the steps in ASC 350-20-35-3C to evaluate the fair values of the goodwill. As part of our review of goodwill, understanding the examples included in ASC 350-20-35-3C is not an exhaustive list of items that should be considered, management has considered all known events and circumstances that could trigger an impairment of goodwill and concluded that no impairment was necessary.

Management concluded that none of the events occurred during 2011 (and there was no expectation that a reporting unit or a significant portion of a reporting unit would be sold or otherwise disposed of in the following year), therefore, no further analysis was necessary to prepare for goodwill impairment beyond the steps in 350-20-35-3C in accordance with ASU 2011-08.

The Company engaged a third party valuation firm to review the Company’s intangible assets and goodwill for impairment. The third party appraisal concluded that the appraised values equaled or exceeded the book values and therefore no impairment expense was recorded by management at May 31, 2011.

Both management’s review and the review by the third party business valuation firm determined that there was no impairment to the value as of the date of testing. In prior years management had identified and recorded impairment charges upon completion of this testing. During Quarter 2 of 2009 and Quarter 4 of 2008 the company did impair intangible assets associated with its patent portfolio as well as a significant portion of goodwill related to the acquisition of CUI Inc in Quarter 2 2009.

The 10-K filing for the year ended 2011 presented five operating segments based on the products offered, which included: External Power, Internal Power, Industrial Controls, Discontinued Operations and Other. The segments reported individually in the 2011 10-K annual report represent product line groups more so than individual operating segments as they have mutually benefitted from the underlying intangibles, including goodwill, as well as company resources including sharing personnel, property and equipment, physical space and other resources. Additionally, the profit and loss information that is presented by segment is based on components and technologies which share, among other things, customers.

Upon further review and analysis, we intend to revise our financial statement and disclosures with regards to the identification of our business segments and/or reporting units. We have determined that the Company does not disaggregate profit and loss information on a segment basis for internal management reporting purposes to our chief operating decision maker group which consists of our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, and therefore such information is not presented. Management determined that presenting these as a consolidated segment is the best presentation as the business activities of CUI Global are not organized on the basis of differences related to products, services or geography. The Company’s chief decision maker group, consisting of the CEO, CFO and COO do not review the individual product line groups (reported as individual segments in the 2011 10-K) when allocating company resources, and as such management has not identified a basis on which to allocate the goodwill.

As a result, the Company anticipates reporting one operating segment based on the activities of the Company in accordance with the ASC 280-10 for the year ended December 31, 2012.

CUI Global has adopted ASU 2011-08, which simplifies how an entity is required to test goodwill for impairment. The ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this ASU, CUI is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment. We adopted ASU 2011-08 during the year ended December 31, 2012. The adoption of ASU 2011-08 did not have an impact on our consolidated financial statements.

3.	We note your response to comment six from our letter dated December 21, 2012. Please revise your disclosure to distinguish your impairment policy for goodwill from that of each of the other indefinite lived intangible assets that you have identified. Include in this disclosure the methodology used to calculate the fair value of each different type of asset.

Response:

Long-Lived Assets

Long-lived assets and certain identifiable assets related to those assets are periodically reviewed for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. In performing the review for recoverability, the future cash flows expected to result from the use of the asset and its eventual disposition are estimated.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized as the excess of the carrying amount over the fair value. Otherwise, an impairment loss is not recognized.  Management estimates the fair value and the estimated future cash flows expected.  Any changes in these estimates could impact whether there was impairment and the amount of the impairment. There were no of impairment expenses recorded by the Company in 2011.

Identifiable Intangible Assets

Intangible assets are stated at cost net of accumulated amortization and impairment. The fair value for intangible assets acquired through acquisitions is measured at the time of acquisition utilizing the following inputs, as needed:

1.	Inputs used to measure fair value are unadjusted quote prices available in active markets for the identical assets or liabilities if available.
2.	Inputs used to measure fair value, other than quoted prices included in 1, are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in inactive markets. This includes assets and liabilities valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full life of the asset.
3.	Inputs used to measure fair value are unobservable inputs supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.
4.	Expert appraisal and fair value measurement as completed by third party experts.

Intangible assets with a determinable finite life, other than goodwill, are amortized over an estimated useful life of 15 to 20 years or their estimated useful life, if less. Technology rights are amortized over a twenty year life, or their estimated useful life, if less, and are reviewed for impairment annually. Patent costs are amortized over the life of the patent. Any patents not approved will be expensed at that time. Intangible assets that are determined to have an indefinite life are reviewed for impairment annually, which include a review of their expected life. Intangible assets that are determined to no longer be indefinite lived are impaired and the remaining value is amortized over the expected remaining life. The company reports the following intangible assets as indefinite life assets as of December 31, 2011: Intangible, trademark and trade name CUI; Intangible, trademark and trade name V-Infinity; Intangible, patent pending technology; and Intangible, customer list. Intangible assets are reviewed for impairment annually during the second quarter and whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. Through this review of all known events and circumstances, Management concluded for the year ending December 31, 2011 that no impairment had occurred.

The following are the intangible assets, other than goodwill included in the December 31, 2011 balance sheet for CUI Global for which an impairment review has been completed:

Technology Rights

As of December 31, 2011, CUI Global has $303,664 of capitalized costs related to technology rights. The technology rights are amortized over the twenty-year estimated life of the technology, unless a shorter life is deemed appropriate by management based on the life expectancy of the related technology.

Patent Costs

During 2011, the Company capitalized $6,646 related to patents. The capitalized balance remaining at December 31, 2011 is $6,646. The Company estimates the patents it has filed have a future beneficial value; therefore it capitalizes the costs associated with filing for its patents. At the time the patent is approved, the patent costs associated with the patent are amortized over the useful life of the patent. If the patent is not approved, at that time the costs will be expensed. A change in the estimate of the patent having a future beneficial value will impact the other assets and expense accounts.

Debt Offering Costs

As of December 31, 2011, $220,000 of debt offering costs related to payments issued in efforts to secure debt financing for the Company have been capitalized. The debt offering costs are amortized over the life of the applicable loan.

Intangible, trademark and trade name CUI

As of December 31, 2011, $4,892,856 of costs related to intangible, trademark and trade name CUI have been capitalized. Intangible, trademark and trade name CUI is reviewed regularly for impairment by management.

Intangible, trademark and trade name V-Infinity

As of December 31, 2011, $1,373,828 of costs related to intangible, trademark and trade name V-Infinity have been capitalized. Intangible, trademark and trade name V-Infinity is reviewed regularly for impairment by management.

Intangible, patent pending technology

As of December 31, 2011, CUI Global has $551,559 of capitalized costs related to intangible, patent pending technology. Intangible, patent pending technology is reviewed regularly for impairment by management.

Intangible, customer list

As of December 31, 2011, CUI Global has $1,857,000 of capitalized costs related to intangible, customer list. Intangible, customer list is reviewed regularly for impairment by management. Among other factors, this review includes consideration of the revenues and related cash flows associated with customers that existed at the time of the acquisition of the intangible, customer list. This review determined that the revenues and related cash flows associated with customers that existed at the time of the acquisition of the intangible, customer list have increased as compared with their pre-acquisition comparable revenues and maintains a back log of customer orders indicating that this will continue based on historical company experience.

Other Intangible Assets

As of December 31, 2011, CUI Global has $67,481 of capitalized costs related to other intangible assets which are being amortized over their useful lives. Other intangible assets are being amortized over their useful lives.

4.	We note your response to comment seven from our letter dated December 21, 2012. It is unclear why the effect of either competition, product life cycles or economic factors, if not legal or contractual terms, has not affected the useful life or fair value attributed to the customer list acquired from CUI. Please confirm that the company has retained substantially all of the customers acquired from CUI without any significant change in expected cash flows from these customers.

Response:

Intangible, customer list is reviewed regularly for impairment by management. Among other factors, this review includes consideration of the revenues and related cash flows associated with customers that existed at the time of the acquisition of the intangible, customer list. This review determined that the total net revenues and related cash flows associated with customers that existed at the time of the acquisition of the intangible, customer list have increased as compared with their pre-acquisition comparable revenues and maintains a back log of customer orders indicating that this will continue based on historical company experience.

In further compliance with your Comment Letter, please accept this letter as written acknowledgment that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Sincerely,

CUI Global, Inc.

William J. Clough, President/CEO